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03050202

File No. 82-5227

March 31, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Organizational and Personnel Changes (March 26, 2003)
- Organization Chart of Sammy Corporation (as of April 1, 2003)

Yours truly,

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation)

File No. 82-5227
March 26, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa Executive Officer and Deputy General Manager, President Office (TEL: 03-5950-3790)

Notice of Organizational and Personnel Changes

Notice is hereby given that in accordance with the resolution adopted at the meeting of the Board of Directors of Sammy Corporation (the "Company") held on March 26, 2003, organizational and personnel changes will be implemented as of April 1, 2003, as described below:

Description

1. Purpose of organizational changes

To ensure faster transmission and implementation of the decisions of top management and more efficient execution of business, The Company will separate the corporate planning section and the new business development section from the President Office and place such sections under a Corporate Planning Division to be newly established and also establish a secretarial section.

2. Organizational changes (Please see the new Organization Chart attached hereto.)

   (1) The Corporate Planning Department and New Business Planning & Strategy Department of the President Office will be placed under the Corporate Planning Division, as a "Business Planning Department" and "New Business Development Department", respectively.

   (2) A Secretariat will be established in the President Office.

3. Personnel changes

New Title	Name	Former Title
Managing Director, Responsible for Corporate Planning Division and General Manager of President Office	Keishi Nakayama	Managing Director, Responsible for President Office
Managing Director, Responsible for Audit Office and Division Manager of Administration Division	Kiyofumi Sakino	Managing Director, Responsible for Administration Division and Audit Office
Executive Officer and Division Manager of Corporate Planning Division	Yoshitaka Kawamura	Executive Officer and General Manager of President Office
Executive Officer and Deputy Division Manager of Corporate Planning Division	Hideo Yoshizawa	Executive Officer and Deputy General Manager of President Office
General Manager of AW R&D Department and General Manager of Technical Promotion Office, N.E.W.S. R&D Division, R&D Control Office	Masahiro Kawamura	General Manager of Technical Promotion Office, N.E.W.S. R&D Division, R&D Control Office
As of March 31, 2003 Retirement	Yasuhiro Katayama	Executive Officer and Division Manager of Administration Division

- END -

Organization Chart of Sammy Corporation (as of April 1, 2003)


Products Distribution Department
Production Division
Administration Department
Manufacturing Department
Project Planning Department
AM/N.E.W.S. Business Division
Business Project Department
Administration Supporting Department
Business Administration Department
Amusement Sales & Marketing Division
Sales Department
Administration Department
SP Business Control Office
Sales Control Department
SP Sales Division
Marketing Control Department
Merchandise Department
Sales Promotion Department
AW R&D Department
N.E.W.S. R&D Division
AM R&D Department
CS R&D Department
Patent Department
Auditors' Meeting
Audit Office
Quality Assurance Department
Purchasing Department
Board of Directors
President and Chief Executive Officer
R&D Control Office
Development Administration Department
Image R&D Department
PC R&D Division
PC Technical R&D Department
PC Planning/Software R&D Department
PS Technical R&D Department
PS R&D Division
PS Software R&D Department
PS Planning R&D Department
Information Technology Department
Accounting & Finance Department
Administration Division
General Affairs Department
Personnel Department
Legal & Compliance Department
New Business Development Department
Corporate Planning Division
Business Planning Department
Public Relations Department
President Office
Secretariat